FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice Regarding Settlement with U.S. Department of Justice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 17, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Notice Regarding Settlement with U.S. Department of Justice

Tokyo, October 17, 2018— Nomura Holdings, Inc. (the “Company”) announces today that its subsidiaries Nomura Holding America, Inc., Nomura America Mortgage Finance, LLC, Nomura Asset Acceptance Corporation, Inc., Nomura Asset Capital Corporation, Nomura Credit & Capital, Inc., Nomura Home Equity Loan, Inc. and Nomura Securities International, Inc. (collectively, the “U.S. Subsidiaries”) have agreed to settle a U.S. Department of Justice (“DOJ”) investigation of residential mortgage-backed securities (“RMBS”) securitized by the U.S. Subsidiaries prior to 2009. The U.S. Subsidiaries will pay USD 480 million to resolve the matter.

The Company estimates that the settlement will incur approximately JPY20 billion negative impact on its Q2 results. The Company will recognize the impact in the financial statement for that period.

The U.S. Subsidiaries cooperated with the DOJ and the U.S. Attorney’s Office for the Eastern District of New York, which conducted the investigation under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989. The U.S. Subsidiaries do not admit any facts, liability or wrongdoing in connection with the settlement and they dispute the allegations made by the DOJ.

The Company and the U.S. Subsidiaries consider it to be in their best interests to conclude this matter and avoid protracted and expensive litigation concerning transactions and practices that occurred ten or more years ago.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-(0)3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com